Date    21 June 2000
Number  63/00


BHP ANNOUNCES SUCCESSFUL WELL IN THE GRIFFIN FIELD

The Broken Hill Proprietary Company Limited (BHP) today announced that it had encountered a significant oil column in the Griffin 8 well offshore Western Australia. The results will enable BHP to book additional reserves at Griffin and significantly increase short term production, thereby delivering high margin production revenues.

Griffin 8, drilled as part of an infill drilling program in the Griffin area, was drilled to a total vertical depth of 2813 meters subsea and encountered an oil column in the Zeepaard formation which was significantly greater than predicted. Wireline logging data and pressure testing confirmed a gross oil column of around 63 meters. After casing and completing, the well flowed at a stabilised flow rate in excess of 8000 barrels of oil per day (bopd) although the true potential was not realised because of equipment limitations on the rig.

The Griffin Venture, a floating production, storage and offloading facility is located in production license WA-10-L in 150 meters of water some 70km off the coast of Western Australia. Production commenced in 1994 from the Griffin, Chinook and Scindian oilfields and surpassed the 100 million barrel cumulative production milestone last year. The production rate is currently averaging 36,000 bopd gross (16,000 bopd net to BHP).

Participants are BHP (operator) 45%, Mobil/Exxon 35% and Inpex Alpha Ltd 20%.

Griffin is currently one of BHP Petroleum's highest margin producing properties delivering over A$11 per barrel of oil equivalent at current oil prices.
The Griffin infill program is part of BHP's brownfields activity, designed to extend and enhance the value of existing assets by capturing near term incremental production.

In this context two infill wells Scindian 3 & Griffin 8 have now been completed in the Scindian and Zeepaard reservoirs, respectively. Scindian 3 found an as predicted 26m oil column in the Scindian reservoir. This well was completed and tested at a final rate of 6370stb/d.

Both wells are targeted to come on production in July once tie-ins to the Griffin Venture have been completed. The initial incremental production from these wells is expected to exceed 20,000 bopd which will raise Griffin's throughput to in excess of 50,000 bopd.

The importance of the Griffin 8 result suggests the presence of larger than previously estimated in-place and recoverable volumes. These results will be evaluated in combination with further data collection to re assess the potential of the Griffin Field and the need for further development and/or drilling. Additional reserves are expected to be booked in FY2001.


BHP's President and General Manager, Operations and Technology, Keith Hunter said today:

"The success of the infill program has confirmed that this field is larger than expected. This program is part of a broad strategy to increase the shareholder value of our existing operations and we are optimistic that additional opportunities will be found".


Contact:
MEDIA RELATIONS:                        INVESTOR RELATIONS:
Dr Malcolm Garratt                      Dr Robert Porter
Group Manager External Affairs          Vice President Investor Relations
Ph:     +61 3 9652 6872                 Ph:     +61 3 9609 3540
Mob:    +61 419 582 255                 Mob:    +61 419 587 456

Candy Ramsey
BHP Investor Relations Houston
Tel:	(713) 961-8640
EMail: ramsey.candy.pa@bhp.com.au